February 6, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington DC, 20549

Attn: Linda Cvrkel

Re: Diamond Ranch Foods, Ltd. SEC Comment Letter dated January 30, 2008

Ms. Cvrkel:

In response to the Commission’s comment letter dated January 30, 2008 regarding the Form 10-KSB for the fiscal year ended March 31, 2007 filed on behalf of Diamond Ranch Foods, Ltd. on June 29, 2007, the Company will amend and file a Form 10-KSB/A on or before March 5, 2008 in which the Commission’s comments will be addressed.

In addition, all future filings filed by the Company will incorporate the Commission’s comments with respect to the items listed in comment letter.

The Company wishes to acknowledge the following:

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The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

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Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

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The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Yours very truly,

/s/ Louis Vucci, Jr.

Louis Vucci, Jr.

President